Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

IMMUTEP GRANTED EUROPEAN PATENT FOR EFTILAGIMOD ALPHA IN CANCER

SYDNEY, AUSTRALIA – 22 August 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce the grant of a new patent (number 2601962) entitled “LAG-3 dosage regime for use in the treatment of cancer” by the European Patent Office.

This European patent was filed as a divisional application, and follows the grant of the European parent patent and two other European divisional patents from the same family, as previously announced to the market. A divisional application is a subsequent application filed from either the original (parent) application or an earlier divisional application. This enables the applicant to file multiple (cascading) applications in the same family, with each application having claims of differing scope and whilst also preserving the filing date of the parent application for each divisional application.

This new patent provides further intellectual property protection for Immutep’s method of treating cancer by the administration of a plurality of doses of a recombinant LAG-3 protein, or a derivative thereof, which is used to generate a monocyte mediated immune response. Importantly, the granted patent claims support the application of eftilagimod alpha (“efti” or “IMP321”), which is a derivative of LAG-3, in Immutep’s ongoing clinical trials, including AIPAC, TACTI-mel, TACTI-002 and INSIGHT-004. The patent will expire on 3 October 2028.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinicaltrials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com